Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Provides Further Comment on Hathor News Releases
Saskatoon, Saskatchewan, Canada, September 14, 2011 . . . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) provided further comment today on the summary results of the Preliminary Economic Assessment (PA) of the Roughrider deposit released Tuesday in a news release issued by Hathor Exploration Ltd (TSX: HAT). Cameco also addressed the directors’ circular filed in response to Cameco’s all-cash offer to acquire Hathor.
“Based on our extensive experience developing and operating projects in the Athabasca Basin, we believe Hathor’s PA significantly underestimates the costs, timelines, and risks associated with development of the Roughrider deposit and so, by inference, significantly overstates the value of the Roughrider deposit and Hathor as a company,” said Tim Gitzel, president and CEO of Cameco.
“We are convinced that the development of Roughrider as a standalone operation cannot be economically justified using realistic development cost and timeline assumptions. The economics work for Cameco because we have existing infrastructure in the Athabasca region including nearby milling capacity. We considered the nature and location of the Roughrider deposit and Hathor’s other exploration assets and any expansion potential in making our offer. We continue to believe our offer provides full and fair value.”
Gitzel noted that PAs are intended to determine whether continued exploration, study and investment in a mineral property are warranted and do not involve the same rigour as a pre-feasibility or a feasibility study. PAs use inferred resources that are speculative in nature and under Canadian securities laws cannot be used in either pre-feasibility or feasibility studies. The PA has a low level of accuracy for capital and operating cost estimates. Pre-feasibility and full feasibility reviews are required for a reliable determination of economic viability.
In addition to the inherent level of uncertainty in the PA for Roughrider, Cameco identified several deficiencies in the financial analyses applied that could have a very material negative effect on the value and economics reported for the Roughrider deposit. These deficiencies are noted below.

Capital Cost Underestimated
Based on Cameco’s current experience of developing and operating mines in the Athabasca Basin, the capital cost estimate included in Hathor’s news release is not credible. Hathor estimates the cost of an underground mine, a mill and tailings management facilities at $567 million. A relevant independent benchmark is Denison Mines Corp.’s January 2011 estimate of the capital expenditure to construct a comparable mine to access the Phoenix deposit, also located in the Athabasca Basin. Denison’s estimate, which did not include the cost of constructing a mill and tailings management facilities, was $690 million.1
Timeline Unrealistic
Hathor’s PA did not fully consider the time and investment required to bring the Roughrider deposit to the construction stage. Cameco believes that a minimum five-year time period would be required to conduct the drilling necessary to establish a reserve, complete pre-feasibility and feasibility studies, complete an environmental assessment, secure financing, and complete other regulatory and aboriginal consultation work necessary to obtain permits to construct a mine, mill and tailings facility. For comparison, the successful engineering, permitting and construction of Cameco’s McArthur River mine required 11 years to complete and did not include permitting or development of a mill or tailings facilities. Since the McArthur River mine was developed the regulatory environment has become more demanding and the regional demand on construction and project management resources is much greater.
Operating Cost Underestimated
Consistent with the PA’s estimate of capital, the estimate of operating costs of $14.44 per pound U3O8 are unreasonably low when compared to established mines operating in the Athabasca Basin for many years. Despite significantly lower grades, Hathor’s PA suggests that Roughrider can produce uranium at a much lower cost than McArthur River. McArthur River is generally perceived by the uranium industry as the best underground uranium mine in the world. Hathor suggests that based on its PA, prior to establishing a reserve or completing proper feasibility studies, that Roughrider has already achieved this status.
Deficient Economic Analysis
Hathor’s calculation of net asset value uses a number of inappropriate assumptions for an advanced exploration project such as Roughrider and fails to take into account a number of fundamental factors including:
•	The use of a 7% discount rate versus a 10% rate which would be consistent with higher risk advanced-stage exploration projects
•	The impact of discounting the net asset value to the present rather than the start of construction
•	The application of federal and provincial income taxes
•	The costs and dilution related to future financing required.
Applying reasonable assumptions for discounting period, discount rate, income taxes as well as the cost and dilution related to future financing would have a very material negative effect on the value and the economics for the Roughrider deposit reported in Hathor’s press release.

1	Refer to Denison Mines Corp.’s news release issued January 20, 2011.

Cameco’s analysis of the summary results of the PA are based on the limited information contained in Hathor’s September 13, 2011 news release. Hathor has not released the full PA or the memo summarizing the findings of the PA that was referenced in its news release. Cameco will conduct a full review of the PA when it is filed and may comment further at that time.
Reasons to Accept Cameco’s Offer
With respect to the recommendation from Hathor’s board to its shareholders in its directors’ circular filed September 14, 2011, Cameco noted the following:
•	The Cameco offer is a permitted bid under Hathor’s shareholders’ rights plan. The 60-day offer period was intended to allow sufficient time for Hathor shareholders to consider the information in the PA as well as time to pursue any alternative transactions. Hathor had previously indicated that the PA would be available by the middle of September. Cameco is confident that shareholders will agree with its assessment of value before its bid expires.
•	Prior to the announcement of Cameco’s offer on August 26, 2011, Hathor’s share price had significantly outperformed its peers — both before and after events caused by the earthquake and tsunami at the Fukushima nuclear power station in Japan. Hathor’s share price increased 30% from March 14, 2011 to August 25, 2011 (the last trading day prior to the announcement of Cameco’s intention to make an offer). Over the same period, the share prices of Hathor’s peers declined by over 40%[2].
•	Cameco’s offer provides an all-cash premium of:
•	40% over Hathor’s closing share price on August 25, 2011
•	33% over Hathor’s 20-day volume weighted average trading price to August 25, 2011
•	31% over Hathor’s pre-Fukushima closing share price on March 11, 2011.
•	Cameco’s offer provides an opportunity for Hathor shareholders to realize an attractive return on their investment. Cameco’s fully funded offer also provides Hathor shareholders with immediate liquidity, certainty of value, and an opportunity to avoid dilution that would result from financing continued development of the Roughrider deposit and the company’s other projects.
Details of the Offer
On August 30, 2011 Cameco commenced its offer to acquire all of the outstanding shares of Hathor for cash consideration of $3.75 per share in a transaction which values the fully diluted share capital of Hathor at approximately $520 million.
Further details of the offer are available in Cameco’s take-over bid circular which has been filed on SEDAR and has been mailed to Hathor shareholders. A copy of the take-over bid circular and a letter to Hathor shareholders are also available at Cameco.com.

2	Refer to Cameco’s August 26, 2011 investor presentation available at Cameco.com

How to Tender Shares to the Offer
Cameco urges Hathor shareholders to carefully consider the information provided in Cameco’s take-over bid circular and then tender their shares to Cameco’s offer before it expires at 5:00 p.m. (Vancouver time) on October 31, 2011, (unless it is extended or withdrawn) by following the instructions provided in the take-over bid circular.
Hathor shareholders are encouraged to call Kingsdale Shareholder Services if they have questions or would like assistance tendering their shares to the offer. Shareholders can reach Kingsdale by email at contactus@kingsdaleshareholder.com, or by calling toll-free at
1-888-518-1552 (English or French). Banks and brokers can call collect at 1-416-867-2272.
Advisors
CIBC World Markets Inc. is acting as financial advisor to Cameco in connection with the proposed take-over and Osler, Hoskin & Harcourt LLP is acting as Cameco’s legal counsel.
Caution Regarding Forward-Looking Information and Statements
Certain information contained in this news release constitutes “forward-looking information” (or “forward-looking statements”) within the meaning of Canadian and U.S. securities laws. All statements, other than statements of historical or present fact, constitute forward-looking information and typically include words and phrases about the future such as will, anticipate, estimate, expect, plan, intend, predict, goal, target, project, potential, strategy and outlook. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Cameco cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking information. These risks, factors and assumptions include, but are not limited to: the assumption that Cameco will acquire a 100% interest in Hathor through the Offer; the risk of changes in the price of uranium; the assumption that there are no inaccuracies or material omissions in Hathor’s publicly available information and the risk that Hathor has not disclosed events or facts which may have occurred or which may affect the significance or accuracy of any such information; assumptions about anticipated operations and planned exploration and development activities; the risk of operating or technical difficulties in connection with mining or development activities; and the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in Cameco’s and Hathor’s most recent Annual Information Form and MD&A on file with the Canadian securities regulatory authorities, which we recommend that you review for more information about these assumptions and risks. The information concerning Hathor contained in this press release has been taken from or is based upon Hathor’s publicly available documents on file with Canadian securities regulatory authorities. Neither Cameco nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for any failure by Hathor to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Cameco. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
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Hathor investor inquiries:
Kingsdale Shareholder Services
contactus@kingsdaleshareholder.com
1-888-518-1552 (toll free)
Cameco investor inquiries:
Rachelle Girard (306) 956-6403
Media inquiries:
Gord Struthers (306) 956-6593